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                              February 29, 2024

       David Mersky
       Chief Executive Officer
       Sibannac, Inc.
       9535 E. Doubletree Ranch Rd., Ste 120
       Scottsdale, AZ 85258

                                                        Re: Sibannac, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed February 2,
2024
                                                            File No. 024-12159

       Dear David Mersky:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-qualification Amendment No. 1 to Offering Statement on Form 1-A, filed February 2, 2024

       Cover Page

   1. We note your statement that the offering will terminate on the earlier of the date on which the maximum offering
amount is sold or when you elect to terminate the offering for any reason. Please revise
your disclosure to clarify that the offering will terminate no later than the third
anniversary of the initial qualification date of the original offering statement, identifying
that date. Refer to Rule 251(d)(3)(F) of Regulation A. Please make similar revisions to
the same disclosure on page 24. Additionally, please further revise the cover page to:
                                                            identify which
disclosure format is being followed. Refer to Part II(a)(1) of Form 1-
                                                             A; and
                                                            include a cross
reference to    Description of Securities.    Refer to Part II, Item 1(d) of
                                                             Form 1-A.
 David Mersky
FirstName  LastNameDavid Mersky
Sibannac, Inc.
Comapany29,
February   NameSibannac,
             2024        Inc.
February
Page 2 29, 2024 Page 2
FirstName LastName
Summary
Company Information, page 2

2. We note your disclosure on pages 3 and 33 that James Staudohar resigned from all positions with the Company on July 15, 2022. Please clarify whether this includes his position as a director with the Company and revise your disclosures throughout the offering statement as appropriate. In this regard, we note James
Staudohar   s signature as a
         director on the signature page of the offering statement, as well as your disclosure on page
         51 that you have three directors. However, this statement on pages 3 and 33 and other disclosures throughout the offering statement indicate that David Mersky and Booker
         Evans, Jr. are your only two directors.
3. We note your disclosure on pages 3 and 33 that you agreed to issue 50,000,000 warrants to NOHO shareholders of record as of July 29, 2022 and that the warrants are redeemable no later than one year after the registration statement to be filed by the buyer becomes effective. Please revise your disclosure to:
             clarify whether these warrants have been issued;
             describe your obligations, if any, to file a registration statement in connection with these warrants and the related transaction with NOHO, Inc.; and
             describe the material terms of the warrants and the redemption, including whether you are obligated to redeem the warrants.
         Please also file the form of warrant as an exhibit to the offering statement. Refer to Part
         III, Item 17, paragraph 3 of Form 1-A.
4. We note your disclosure on pages 3 and 33 that, on March 28, 2023, you entered into a share purchase agreement with Immersive Brand Concepts, Inc. pursuant to which you
         purchased 51% of Immersive   s outstanding shares and that the
agreement provides an
         opportunity for Immersive to earn back up to 21% of the shares you received in the transaction. Please revise your disclosure to further explain the material terms of this agreement and your relationship with Immersive, including to address the items highlighted below.
             Reconcile your disclosure with the transaction described in the share purchase agreement filed as Exhibit 6.4 to the offering statement. In this regard, the agreement indicates that it was the intention of the parties that, upon closing, Immersive would become your 100% owned subsidiary and that you would assume ownership and title to the assets of Immersive. However, you disclose that you only purchased 51% of
              Immersive   s outstanding shares.
             If you did not acquire 100% of Immersive   s outstanding shares,
please clarify the
              number of Immersive   s outstanding preferred shares and the
number of Immersive   s
              outstanding common shares that you acquired. If you acquired preferred shares and common shares, please clarify which shares Immersive has the opportunity to earn back.
             Disclose the intended spin-out of Immersive shares and clarify who will own the new entity referenced in Section 1.03 of the agreement.
 David Mersky
Sibannac, Inc.
February 29, 2024
Page 3
                Disclose the further earn-back of Immersive shares described in
Section 1.05 of the
              agreement.
         In addition, please clarify whether the proposed transaction contemplated by the offering statement violates the terms of the agreement. In this regard, we note that Section 1.05 of the agreement provides that both parties agree that you cannot and will not issue any common stock for one year.
5. We note your disclosure on pages 3 and 33 that you and two other parties entered into an operating agreement for Curidol Holdings, LLC, which intends to, and is in the process of, developing a multifunctional retail space used as a tea bar/retail shop. We further note related disclosure on pages F-10 and F-26 that you own 40% of Curidol. Please revise your disclosure to identify the other two parties to the operating agreement. Please also file the agreement as an exhibit to the offering statement or otherwise advise. Refer to Part
         III, Item 17, paragraph 6 of Form 1-A.
6. We note your disclosure in the penultimate paragraph on page 3 that you are committed to bringing your customers the highest-grade products on the market, accompanied by certificates of analysis following testing from independently certified labs. We note similar disclosure on page 34. Please revise your disclosure to clarify what you mean by
            highest-grade products,       certificates of analysis,    and
independently certified labs    and
         to describe the type of testing that will be done on your products, including whether such testing will be done by you, third parties, or a combination of the two now that you have your own manufacturing facility. In addition, please clarify whether you consider any of
         your existing products to be of the    highest-grade products    and
whether they are
         accompanied by certificates of analysis from independently certified labs. Please also describe any testing of your existing products and the results of such tests.
Risk Factors
Risks Relating to Our Financial Condition
Our management has limited experience operating a public company . . . , page 7

7.     We note your references in this risk factor about being a    public
company.    We note
       similar references throughout the offering statement. For example, on page 9, you disclose that you expect to incur substantial expenses to meet your reporting obligations as a public company and to maintain the proper management and financial controls for your filings required as a public company. It appears that you will not have any continuing reporting obligations following this Tier 1 Regulation A offering and that your references to being a public company with reporting obligations and controls required for public companies are
FirstName LastNameDavid Mersky
       not appropriate. Please revise these references to remove any indication that you are a
Comapany    NameSibannac,
       public               Inc.to ongoing reporting obligations and public
company controls and
              company subject
       procedures.
February  29, 2024 Page 3
FirstName LastName
 David Mersky
FirstName  LastNameDavid Mersky
Sibannac, Inc.
Comapany29,
February   NameSibannac,
             2024        Inc.
February
Page 4 29, 2024 Page 4
FirstName LastName
Procedures for Subscribing, page 24

8. In the last paragraph on page 24, you discuss subscription funds being transferred to an escrow account prior to your review and acceptance or rejection of any subscriptions.
         Given your other disclosures in the offering statement that there will be no escrow account and your disclosure on page 25 that the funds will be deposited into
the Company   s bank
         account upon the approval of any subscription, please revise your disclosure to clarify where subscription funds will be held prior to your review and your acceptance or rejection of the subscriptions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations for the Next Twelve Months, page 26

9. We note your disclosure that you believe the proceeds of this offering will satisfy your cash requirements for the next 12 months. Please clarify what percentage of the offering would need to be subscribed for the proceeds to satisfy such cash requirements. Please also describe the level of operations that you will be able to perform with your existing capital resources and liquidity.
Business, page 34

10. Please revise your disclosures as appropriate to clarify the current state of your business and operations. In this regard, we note your disclosures on page 34 and elsewhere in the offering statement that you are in the business of developing, producing, marketing, and selling nutraceutical products, functional drink products, white label products, and end consumer products. We further note your disclosures that you sell your products to numerous consumer markets and that your products are recommended by physicians, therapists, chiropractors, and veterinarians and distributed by many of their offices.
         However, you appear to have minimal sales revenues, making it unclear whether you are currently producing, marketing, and selling one, more, or all of the products described in the offering statement. It is also unclear whether you are currently engaged, or plan to engage, in any research and development efforts.
11. Please revise your offering statement as appropriate to ensure that the description of your business includes a description of the business done and intended to be done by you and your subsidiaries. In this regard:
             We note from your August 22, 2023 press release that your subsidiary, Immersive
             Brand Concepts, Inc., will be offering a white label contract and manufacturing service for select clientele and that it has a manufacturing plant in Oklahoma.
             However, the offering statement does not discuss Immersive's products and services or otherwise attribute any of the existing discussion about products and services to Immersive's business, nor does it include any discussion about the manufacturing plant in Oklahoma City.
             We note from your February 7, 2024 press release that you have launched a new
             division,    The Campus Community, for the purpose of identifying
revenue
 David Mersky
FirstName  LastNameDavid Mersky
Sibannac, Inc.
Comapany29,
February   NameSibannac,
             2024        Inc.
February
Page 5 29, 2024 Page 5
FirstName LastName
              generating candidates ready to IPO on NASDAQ   , that you    will
act as the parent
              company and majority stakeholder in each IPO spin off   , and
that you    will assist all
              targets with filing a S-1 Registration to complete an IPO. However, we do not see any discussion regarding these plans in the offering statement.
12. We note your disclosure on page 34 that you have leased a retail location in Old Town,
         Scottsdale and that the buildout of the space is currently underway as of the fourth quarter of 2021. Please update this disclosure and clarify whether this retail location is, or is intended to be, the Curidol Holdings, LLC tea bar/retail shop discussed on page 3 and/or page 38.
Sibannac, Inc. Products
CBD - Cannabidiol, page 35

13. We note your disclosure in the last sentence of this section that you carry a full line of all-
         natural, hemp-based CBD solutions, including CBD oils, CBD gummies, CBD pills, CBD creams, and CBD gels for topical options. Please confirm here whether any of your CBD solutions or products are considered food, beverages, or dietary supplements or are otherwise subject to, or potentially in violation of, the Federal Food, Drug, and Cosmetic
         Act.
Marketing
Brand Strategy and Marketing Overview
Our Growth Strategy, page 36

14. We note your growth strategy outlined on page 36. Given your disclosures that you will require additional capital to implement your business plan, please disclose the order of precedence, if any, in which you plan to pursue these growth strategies. Please also disclose the timeline and anticipated costs for pursuing each strategy, as well as whether you intend to suspend any of your operations while you pursue a particular strategy. In
         this regard, we note your disclosure in the    Management   s
Discussion and Analysis of
         Financial Condition and Results of Operations    that 2023 revenues
declined due to your
            focus on developing your Kratom operation and first retail location at the short-term cost of revenues from contract manufacturing.
Functional Drink Regulations, page 43

15. We note your disclosure in the first paragraph that you believe you are in compliance, in all material respects, with existing legislation and that, prior to the operation of your facility, you will have all the required licenses to operate. Please provide similar disclosures, to the extent true, regarding your CBD products. Management, page 45

16. Please disclose when Eric Stoll and Booker T. Evans, Jr. began serving as your Chief
         Marketing Officer and director, respectively. In addition, given your disclosure that your
 David Mersky
Sibannac, Inc.
February 29, 2024
Page 6
         Chief Executive Officer is your only full-time employee, please describe the arrangement pursuant to which you engage Eric Stoll as your Chief Marketing
Officer.
Principal Stockholders, page 52

17.      Please confirm whether all of David Mersky   s shares are included in
the table. In this
         regard, we note the table shows that David Mersky owns Series A Preferred Stock only.
         However, we note disclosure on pages F-14 and F-30 that you issued 31,666,667 shares of common stock to David Mersky on April 1, 2022 in exchange for the cancellation of
         $475,000 in accrued compensation.
18. Please disclose the name of the natural person or persons who have voting and dispositive power over the shares held by MDHC Johnson Family Partnership and Rubicon Peak
         Capital, LLC.
Description of Securities
The Company's Authorized Stock
Common Stock, page 53

19. We note your disclosure that, under your bylaws, stockholders may use cumulative voting when electing directors. This statement is inconsistent with Article VIII of your articles of incorporation, filed as Exhibit 2.1 to the offering statement, which prohibits cumulative voting. Please revise your disclosure as appropriate.
Balance Sheet as of August 31, 2023, page F-17

20. Please revise to include a balance sheet as of the two most recently completed fiscal year ends. Refer to Part F/S(b)(3)(A) of Form 1-A.
Exhibits

21. We note that the legal opinion filed as Exhibit 12.1 expresses an opinion regarding the shares of common stock covered by the offering statement but that it does not express an opinion regarding the warrants or the units covered by the offering statement. Please file a legal opinion that also opines as to whether the warrants are binding obligations of the
         Company under the law of the jurisdiction governing the warrants and as to whether the units are binding obligations of the Company. Refer to Section II.B.1.f and Section
         II.B.1.h of Staff Legal Bulletin No. 19 (CF), available on our website.
General

22.    Please provide an analysis of why the Company does not meet the definition of
FirstName LastNameDavid Mersky
       investment company, particularly under sections 3(a)(1)(A) and 3(a)(1)(C) of the
Comapany   NameSibannac,
       Investment CompanyInc.Act of 1940. We note that you have launched a new division to identify and invest
February 29, 2024 Page 6   in revenue generating companies ready to IPO on
NASDAQ.
FirstName LastName
 David Mersky
FirstName  LastNameDavid Mersky
Sibannac, Inc.
Comapany29,
February   NameSibannac,
             2024        Inc.
February
Page 7 29, 2024 Page 7
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Carl Ranno, Esq.